[Company Letterhead]

March 30, 2018

John Reynolds

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             PermRock Royalty Trust

Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted March 7, 2018
CIK No. 0001724009

Ladies and Gentlemen:

Set forth below are the responses of PermRock Royalty Trust (the “Trust”) and Boaz Energy II, LLC, the sponsor of the Trust (“Boaz Energy” and, together with the Trust, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 16, 2018, with respect to Confidential Draft Registration Statement No. 3 on Form S-1, CIK No. 0001724009, submitted to the Commission on March 7, 2018 (the “Registration Statement”). Concurrently with the submission of this letter, we are confidentially filing Confidential Draft Registration Statement No. 4 on Form S-1 (“Draft Registration Statement No. 4”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Draft Registration Statement No. 4 unless otherwise specified.

Pro Forma and Projected Cash Available for Distribution by the Trust, page 42

Projected Cash Distributions, page 44

1.                                      We note that your forecasted cash distributions for the twelve month period ended April 30, 2019 are based on estimated oil and natural gas production and direct operating expenses for the thirteen month period ended January 31, 2019 and estimated development expenditures for the ten month period ended January 31, 2019.  Explain why the time periods used for estimated production, direct operating expenses, and development expenditures differ from the forecasted cash distribution period of twelve months.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully advise the Staff that we have used a 13 month period for production and operating expenses and a 12 month period for

Securities and Exchange Commission

March 30, 2018

our projections because of the mismatch in timing between the receipt of revenues from production as compared to the payment of expenses.  We generally experience a delay of approximately 60 to 90 days between the time production occurs and the time we receive payment for such production.  By contrast, we generally receive invoices and are required to make payments on such invoices within 30 to 60 days.  Accordingly, our projections contemplate that the first distribution in May 2018 will include payments for production (after reduction for expenses) for the months of January and February 2018 to allow sufficient time for the receipt of cash from production which avoids an initial distribution that is disproportionately burdened by expenses.  The effect of this mismatch in timing only occurs at the beginning of the projection period; therefore, subsequent months during the projection period include one month of production proceeds (after reduction for expenses).  In response to the Staff’s comment, we have revised our disclosure to further clarify that the initial monthly distribution is expected to be larger than subsequent distributions and that the aggregate distributions during the forecast period are based on 13 months of production and operating expenses.  See pages 12, 13, 45 and 48 of Confidential Submission No. 4.

Development expenses are charged to the Net Profits Interest in our projections during the ten months commencing April 1, 2018.  As disclosed elsewhere in Confidential Submission No. 4, Boaz Energy undertook to complete a number of development projects on the Underlying Properties in anticipation of this offering, and Boaz Energy expected a continuation of development expenditures in the first quarter of 2018 as additional projects were pursued and completed. In order to avoid burdening the Net Profits Interest with these expenses, Boaz Energy agreed to pay for such development expenses through March 31, 2018.   In response to the Staff’s comments, we have revised our disclosure to clarify that the projection period does not include a full 12 months of development expenses.  See pages 12, 45 and 49.

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Securities and Exchange Commission

March 30, 2018

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

PERMROCK ROYALTY TRUST

		By:	/s/ Marshall Eves
		Name:	Marshall Eves
		Title:	Chief Executive Officer

cc:	David P. Oelman, Vinson & Elkins L.L.P.

Michael S. Telle, Vinson & Elkins L.L.P.